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                                                                   EXHIBIT 99.1

ContactBruce C. Wheatley                                  Jim Fingeroth/Ruth
    Commercial Intertech                                  Pachman/
    330-740-8580                                          Andrea Bergofin
                                                          Kekst and Company
                                                          212-593-2655

                                                          FOR IMMEDIATE RELEASE

    COURT SAYS IT WILL DENY UNITED DOMINION'S PRELIMINARY INJUNCTION MOTION
                         REGARDING OHIO TAKEOVER LAWS

  Youngstown, Ohio: July 31, 1996--Commercial Intertech Corp. (NYSE: TEC) announced today that, following a two-day hearing, the United States District Court in Columbus, Ohio said that it would deny United Dominion Industries Limited's motion for a preliminary injunction to declare unconstitutional certain provisions of Ohio's takeover legislation. The Court stated it would enter its written opinion and order in a few days.

  The Company said that at its previously scheduled Special Meeting of Shareholders to vote on United Dominion's proposed $30-per-share tender offer, United Dominion's purchase of shares must be approved by two separate votes:
(1) a majority of all shares represented at the Special Meeting and (2) a majority of all such shares that are not "interested shares." The result of the denial of United Dominion's injunction motion is that "interested shares" will include Commercial Intertech shares acquired after June 27, 1996 by any persons who paid over $250,000 for such shares.

  Paul J. Powers, Chairman and Chief Executive Officer of Commercial Intertech said, "We are very pleased at this important litigation development."

                                     # # #

  The following is a list of the names and shareholdings of individuals who may be deemed to be "participants" in the solicitation of proxies or revocation of agent designations by Commercial Intertech in opposition to United Dominion and OAC's solicitation of proxies for a "control share" meeting and their solicitation of agent designations to call a special meeting (information with respect to shareholdings includes common shares, shares issuable pursuant to options exercisable within 60 days, and preferred shares): Paul J. Powers (329,041 shares); Mark G. Kachur (32,086 shares); Bruce C. Wheatley (34,714 shares); Hubert Jacobs van Merlen (13,103 shares); John Gilchrist (32,032 shares); William J. Bresnahan (300 shares); Charles B. Cushwa III (220,380 shares); William W. Cushwa (238,925 shares); John M. Galvin (5,750 shares); Richard J. Hill (10,397 shares); Neil D. Humphrey (6,635 shares); William E. Kassling (5,000 shares); Gerald C. McDonough (4,500 shares); C. Edward Midgley (10,000 shares); George M. Smart (2,750 shares); Don E. Tucker (136,855 shares); Robert A. Calcagni (58,463 shares); Gilbert M. Manchester (33,994 shares), and Steven J. Hewitt (23,880 shares).